Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 17, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2127

Dow 50 Growth Portfolio, Series 15

File Nos. 333-254565 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2127, filed on April 8, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Dow 50 Growth Portfolio, Series 15 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1. Please advise on where information about the Dow Jones Top Cap Growth Index can be found.

Response:       The name of the index will be revised to “Dow Jones U.S. Top-Cap Growth Total Stock Market Index.” It is a custom hybrid benchmark that combines the Dow Jones U.S. Large-Cap Growth Total Stock Market Index and Dow Jones U.S. Mid-Cap Growth Total Stock Market Index. Information about this index is not published publicly. However, if you have access to Bloomberg terminal, the pricing and returns can be viewed under the ticker DWLMDG.

Investment Summary — Security Selection

2. The fifth bullet in this section excludes companies based upon certain criteria. Please clarify whether the top 20% or bottom 20% of companies that fit the specified criteria are excluded.

Response:        The current disclosure states whether the highest or lowest companies are excluded. For example, the first sub-bullet to the fifth bullet states that the strategy “[e]xcludes 20% of the companies whose asset growth exceeds their sales growth by the highest percentage” (emphasis added). Because the other sub-bullets also state which companies are excluded (highest 1 year standard deviation of daily returns for the trailing year, lowest forward year EPS growth estimates and lowest momentum as measured by 6 month total returns), the sponsor respectfully declines to amend the disclosure.

3. The last bullet in this section provides weighting caps for a given security or sector. Please disclose what happens when a cap is reached.

Response:        In response to this comment and comment 5, the last bullet will be revised as follows:

Select the final portfolio by selecting the top 50 companies based on highest sustainable growth rate (return on equity multiplied by retained earnings) and weight the portfolio by sustainable growth rate, subject to a 5% cap for each individual security on the day the strategy generates the final portfolio, except for financial sector securities which are subject to a 4% cap. If a security weight cap is reached, the amount of the security weighting above the cap will be redistributed across the other securities in a pro-rata manner. Portfolio sector weights will be constrained to +/-10% of the Dow Jones U.S. Top-Cap Growth Total Stock Market Index weights as of the portfolio selection date. If a sector weighting is above the defined range, the lowest ranked name in the breached sector will be removed and the next highest ranked name in any other sector that is under the cap is selected. This reselection process is repeated until no further sector weight caps are breached.

4. The last bullet in this section provides a definition for the term “sustainable growth rate.” Please provide the time frames that are used for the terms used in the definition.

Response:       In the “Strategy Definitions” section, the terms “return on equity” and “retained earnings” are defined and such definitions provide the time frames that are used. The information is presented in this manner to make the definition of “sustainable growth rate” understandable for a reader.

5. The last bullet in this section states that “[p]ortfolio sector weights will be constrained to +/-10% of the benchmark weights.” Please disclose the benchmark.

Response:        Please see the response to comment 3.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren